July 1, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
Attn:  Anne Nguyen Parker – Branch Chief

Re:	Recovery Energy, Inc. Registration Statement on Form S-1 Filed January 22, 2013, amended May 21, 2013 File No. 333-186108

Dear Ms. Parker:

On behalf of Recovery Energy, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 12, 2013, regarding the Company’s Registration Statement on Form S-1, filed January 22, 2013 and amended on May 21, 2013 (File No. 333-186108) (the “Registration Statement”). In connection herewith, the Company has filed by EDGAR an Amendment No. 2 to Form S-1 (the “Amended Registration Statement”), which incorporates the changes made in response to the comments in your letter. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

General

1.
We note your response to prior comment one from our letter dated February 14, 2013. Please provide us with further analysis as to why it is appropriate to register as a primary offering the 1,072,000 shares of common stock that may be offered by you to holders of your 8% Senior Secured Debentures due May 16, 2014 as interest payments in connection with the Debentures. See, e.g., Securities Act Sections C&DI 139.31, available at www.sec.gov.

Response: The Amended Registration Statement has been amended to register for resale by the selling stockholders, rather than as a primary offering, the common stock that may be offered by the Company as interest payments to holders of its 8% Senior Secured Debentures due May 16, 2014.

Exhibits

2.	Please revise the exhibit index to indicate where and when you filed Exhibits 10.56 – 10.59.

Response:  The Amended Registration Statement has been revised to indicate that Exhibits 10.56 – 10.59 were filed as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Please feel free to call me, at 303-951-7933, or Ronald R. Levine, II, counsel to the Company, at 303-892-7514, if you have any questions concerning the Company’s responses.

Sincerely,

/s/ A. Bradley Gabbard
A. Bradley Gabbard President and Chief Financial Officer

CC: Caroline Kim